April 13, 2011

Securities and Exchange Commission

Division of Corporation Finance

Attn: Michael F. Johnson

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation

Revised Preliminary Proxy Statement on Schedule 14A filed April 13, 2011

File No. 001-33935

Dear Mr. Johnson:

Pursuant to our phone conversation on April 13, 2011, regarding the plan, proposal and arrangements to issue the newly available Common Stock, we have provided our response to your comments as detailed below.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2 – Approval of an Amendment to the Article of Incorporation to Increase the Authorized Common Stock of Wizzard Software Corporation to 200,000,000

1.

We revised our disclosure on page 20 of the above-referenced revised preliminary proxy statement to indicate that we have no present plans to issue newly available common stock as it pertains to Stock Options and Warrants.

2.

Also on page 20, we revised our disclosure indicating the shares to be issued from the newly available common stock.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Office: (412) 621-0902 ext. 105

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer